Correspondence

June 4, 2013

To Whom It May Concern;

On May 16, 2013, Eco Building Products, Inc received a letter of correspondence from the Securities and Exchange Commission requesting further clarification on responses previously filed on April 19, 2013. The Company would like to request a further extension of 10 more business days to respond to the current inquires.

Based upon our responses of April 19, 2013 the Company is in final preparation of restated 10K for June 30, 2012 and all subsequent 10Q filings. Furthermore the company prepared and filed the 10Q for March 31, 2013 which has contributed to the current delay.

I have commitments from our support staff to finalize and file our formal responses within the requested extension period.

Sincerely,

/s/ Steve Conboy

Steve Conboy

President & CEO